Exhibit 8.1

List of Significant Subsidiaries

Subsidiary Name	Country of Incorporation/Organization	Ownership Percentage
Senstar Corporation	Canada	100%
Senstar Inc.	United States (Delaware)	100%
Senstar GmbH.	Germany	100%
Senstar Technologies Ltd.	Israel	100% (in liquidation process)